

September 6, 2023

Dean Huge
Chief Executive Officer
Innovation Beverage Group Ltd
29 Anvil Road
Seven Hills, NSW 2147
Australia

>   **Re: Innovation Beverage Group Ltd**
>   **Amendment No. 17 to Registration Statement on Form F-1**
>   **File No. 333-266965**
>   **Filed August 29, 2023**

Dear Dean Huge:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 17 to Registration Statement on Form F-1

Exhibits

1.   Please have counsel revise the legal opinion filed as Exhibit 5.2 to address the legality of the unit itself. See Section II.B.1 of Staff Legal Bulletin No. 19.

Dean Huge
Innovation Beverage Group Ltd
September 6, 2023
Page 2

You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing